UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement Under Section 14(d)(4)
 of the Securities Exchange Act of 1934

SHARPS COMPLIANCE CORP.

(Name of Subject Company)

SHARPS COMPLIANCE CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

820017101
 (CUSIP Number of Class of Securities)

Diana P. Diaz
 Senior Vice President, Secretary, and Chief Accounting Officer
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054

(713) 432-0300
 (Name, address, and telephone number of person authorized
 to receive notices and communications on behalf of the persons filing statement)

Copies to:
Brandon T. Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
(214) 855-7437

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 14D-9 previously filed by Sharps Compliance Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2022 (together with any amendments and supplements thereto, including this Amendment No. 3, the “Schedule 14D-9”).  This Schedule 14D-9 relates to the tender offer by Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price of $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and all exhibits, amendments, and supplements thereto, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 25, 2022. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 3 is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following before “Cautionary Note Regarding Forward-Looking Statements”:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., New York City time, on August 19, 2022. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 16,830,657 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82% of the issued and outstanding Shares as of the expiration of the Offer on a fully-diluted basis. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on August 23, 2022, Purchaser effected the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, and (ii) any Shares issued and outstanding immediately prior to the Effective Time that were held by any holder who was entitled to demand and properly demanded appraisal of such Shares pursuant to Section 262 of the DGCL), was, by virtue of the Merger and without any action on the part of the holder thereof, automatically cancelled and converted into the right to receive $8.75 per Share, payable net to the holder in cash, without interest, and less any applicable withholding taxes, on the terms and conditions set forth in the Merger Agreement.

Following the Merger, the Company’s common stock, $0.01 par value per share, will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

On August 22, 2022, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Aurora Capital Partners dated August 22, 2022 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 23, 2022	SHARPS COMPLIANCE CORP.

	By:	/s/ Diana P. Diaz
	Name:	Diana P. Diaz
	Title:	Senior Vice President, Secretary, and Chief Accounting Officer